Mail Stop 4561

October 5, 2007

Warren C. Jenson
Executive Vice President
 Chief Financial and Administrative Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re:** **Electronic Arts Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Forms 8-K Filed on August 1, 2007**
> **File No. 000-17948**

Dear Mr. Jensen:

     We have reviewed your response letter dated August 29, 2007 and the above referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 31

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, page 32

1.   You indicate in response to prior comment 2 that, in fiscal 2007, the separate fee charged for online services allowed you to determine VSOE of fair value for the online services. Explain in detail why you believe the separate fee was sufficient to establish VSOE of fair value in accordance with paragraph 10 of SOP 97-2. As part of your response, clarify whether the separate fee was the stated price in the contract.

2.   It appears, based on your response to prior comment 2, that for other game sales where you did not charge a separate fee for online hosting services, you utilized what you considered VSOE of fair value based on other arrangements in which VSOE had been determined to allocate the total price received from the sale between the software product and the online hosting service and recognize the related revenue separately. Tell us how you determined that you had a sufficient history of separate sales to apply your VSOE of fair value rate to online-enabled games whereby no separate fee was charged for the online hosting services. In this regard, quantify the number of arrangements where a separate fee was charged for online hosting services and VSOE had been established compared to the total number of arrangements that include online hosting services without a separate fee.

Consolidated Statements of Operations, page 64

3.   We note your response to prior comment 3. Notwithstanding your desire to comply with Rule 5-03(b) of Regulation S-X, we believe that the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. Tell us how fiscal 2007 VSOE of fair value rates is an appropriate systematic and rational method for this allocation given that it is not consistent with GAAP. Tell us what consideration you have given to presenting separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered service element beginning in fiscal 2008. As part of your response, tell us the significance of revenue generated from the bundled arrangements that include online services.

Form 8-K filed August 1, 2007

Exhibit 99.1

4.   In response to prior comment 4, you indicate that you did not exclude the change in deferred net revenue from your non-GAAP measures for periods prior to fiscal 2008 because such amounts were immaterial to total net revenue for fiscal 2007. Tell us what consideration you gave to the materiality of the change in deferred net revenue to your presentation of non-GAAP net loss and non-GAAP loss per share in your earnings release. Provide us with your comprehensive analysis of the materiality. To the extent material, tell us what consideration you gave to only including the change in deferred revenue that relates to OEPG arrangements where VSOE cannot be determined in your calculation of non-GAAP measures in future earnings releases.

5.   We note from your earnings release that a lack of comparison to periods during which you are no longer able to objectively determine the fair value of online hosting services is one of the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Tell us your intentions for continuing to exclude the impact of the change from your non-GAAP financial measures once the period to period comparison exists on a GAAP basis.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief